UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Netlist, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33170	95-4812784
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

175 Technology Drive, Suite 150

Irvine, California 92618
(Address of principal executive offices) (Zip code)

Chun K. Hong

President and Chief Executive Officer

(949) 435-0025

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto have been prepared by Netlist, Inc. (“we,” “us,” “our,” “Netlist” or the “Company”) for the reporting period from January 1, 2017 to December 31, 2017 (the “Reporting Period”), in accordance with Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. A copy of such Conflict Minerals Report is publicly available at Netlist’s website at http://www.netlist.com/company/corporate-responsibility. The foregoing website reference is intended to be an inactive textual reference, and the contents of our website are not incorporated into this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the Reporting Period required by Item 1.01 of this Form SD is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report of Netlist, Inc. for the reporting period from January 1, 2017 to December 31, 2017, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Netlist, Inc.

/s/Gail Sasaki	Date: May 31, 2018
Gail Sasaki
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Netlist, Inc. for the reporting period from January 1, 2017 to December 31, 2017, as required by Items 1.01 and 1.02 of this Form SD.